UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Proposals of the Board of Directors to be submitted to Banco Bradesco S.A.’s shareholders at the Special Shareholders’ Meeting to be held on December 18th, 2009, at 5 p.m.

Dear Shareholders,

The Board of Directors of Banco Bradesco S.A. submits the following proposals for examination and resolution:

I. Capital Stock Increase: to increase the capital stock from R$24,500,000,000.00 to R$26,500,000,000.00, by means of:

1. Reserves Capitalization: the capital stock will be increased by R$2,000,000,000.00, by capitalization of part of the balance of the “Profit Reserves – Statutory Reserves” account, pursuant to the provisions of Article 169 of Law #6,404/76, including bonus shares;

2. Bonus Shares (10%): issue of 311,553,258 new non-par, book-entry, registered shares, of which 155,776,637 are common shares and 155,776,621 are preferred shares, which will be conferred, free of charge to shareholders, as bonus share, at the ratio of 1 (one) new share for each 10 (ten) shares of the same type held thereby on the record date, observing:

2.1. Objective: the bonus share operation aims at improving the liquidity of the shares on the Market, taking into account that a higher quantity of outstanding shares, potentially, improves business and, consequently, the financial volume, adding value to shareholders.

2.2. Record Date: the record date of bonus entitlement will be notified to the Market after the approval of the respective process by the Central Bank of Brazil.

2.3. Trading: current shares shall continue to be traded entitled to bonus and new shares will be available for trading after the approval of the respective process by the Central Bank of Brazil and their inclusion in the shareholders’ position to be notified to the Market.

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2.4. Bonus Shares Entitlement: They will be entitled to dividends and/or interest on own capital to be declared as of the date of their inclusion in the shareholders’ position. They are also fully entitled to eventual advantages attributed to other shares as of the aforementioned date.

2.5. Monthly Dividends: monthly dividends will be maintained at R$0.013219250 per common share and R$0.014541175 per preferred share, so as the amount paid monthly to shareholders will be increased by 10% after the inclusion of new shares in the shareholders’ positions.

2.6. Fractions of Shares: the bonus share will always occur in whole numbers. The remaining shares resulting from fractions of shares will be separated, grouped into whole numbers and sold in an Auction to be held at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) and the respective amounts will remain available to shareholders entitled thereto.

2.7. Cost of Bonus Shares: the cost attributed to the bonus shares is R$6.419448206 per share, regardless of the type, pursuant to the provisions in Paragraph One of Article 25 of the Normative Ruling of the Brazilian Internal Revenue Service #25 of March 6th, 2001.

2.8. Additional Procedures – Fractions of Shares

For the holders of rights, the Company will:

a) assign credit for those registered as checking account holders with a Financial Institution; and

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b) pay to BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange), which will transfer the respective amounts to the holders of rights registered, by means of its Custody Agents.

Those who do not hold a checking account with a Financial Institution, but their records are regularly registered at Bradesco, will be notified and with their identity card must go to any Bradesco branch to receive the amount they are entitled to.

For unidentified or not located shareholders, the respective amounts will remain available at the Company.

2.9. Holders of Depositary Receipts (DRs), Traded in the United States and Spain

Simultaneously to the Brazilian Market operation, and in the same proportion, bonus will be paid in the form of ADRs - American Depositary Receipts in the U.S. Market (NYSE) and in the form of GDRs – Global Depositary Receipts in the European Market (Latibex) and investors will receive 1 (one) new DR for each 10 (ten) DRs held on the record date.

• the resulting fractions, similarly to the operations in Brazil, will be separated, grouped into whole numbers and sold on the respective Stock Exchanges, and the amounts will be credited to the holders of fractions;

• once concluded the operation, DRs - Depositary Receipts will continue to be traded at the ratio of 1 (one) preferred share to 1 (one) DR, in the aforementioned Markets.

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II. Statutory Amendment: to amend the “caput” of Article 6 of the Company’s Bylaws, as a result of the previous item, which shall have the following wording: “Article 6) The Capital Stock is R$26,500,000,000.00 (twenty six billion five hundred million reais), divided into 3,427,085,833 (three billion, four hundred twenty seven million, eight five thousand, eight hundred thirty three) non-par, book-entry, registered shares, of which 1,713,543,005 (one billion, seven hundred thirteen million, five hundred forty three thousand and five) are common shares and 1,713,542,828 (one billion, seven hundred thirteen million, five hundred forty two thousand eight hundred twenty eight) are preferred shares.”

Cidade de Deus, Osasco, SP, November 27th , 2009

Board of Directors
Lázaro de Mello Brandão	- Chairman
Antonio Bornia	- Vice Chairman
Mário da Silveira Teixeira Júnior
Márcio Artur Laurelli Cypriano
João Aguiar Alvarez
Denise Aguiar Alvarez
Luiz Carlos Trabuco Cappi
Carlos Alberto Rodrigues Guilherme

We declare this is a free English translation of part of the Minutes of the Special Meeting # 1,535, of the Bank’s Board of Directors, held on November 27th, 2009, drawn up in the Company’s records.

Banco Bradesco S.A.

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Documents Made Available to Shareholders: these Proposals of the Board of Directors, the Call Notice and the Notice to Shareholders will be available to shareholders at Bradesco’s Shares and Custody Department, the Company’s Depositary Financial Institution, Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, SP, and they may also be viewed on the website www.bradesco.com.br – Corporate Governance – Shareholders.

Representation: pursuant to Paragraph One of Article 126 of Law #6,404 of December 15th, 1976, and further amendments, shareholders may be represented by attorneys-in-fact, in compliance with the legal restrictions sending the original power of attorney by mail or courier, preferably within 2 (two) business days in advance of the Shareholders’ Meeting estimated date to Banco Bradesco S.A. – Secretaria Geral – Área Societária - Cidade de Deus - Prédio Vermelho, 4o andar - Vila Yara - Osasco, SP - CEP 06029-900. A copy of the documentation may also be sent to the e-mail governancacorp@bradesco.com.br and alternatively via fax (55 11) 3684-4630 or (55 11) 3683-2564.

Further needed clarifications may be obtained through the e-mail investidores@bradesco.com.br, in the Investor Relations Website – www.bradesco.com.br/ri or in Bradesco Branch Network.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2009

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.